

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Ezra Dabah
President and Chief Executive Officer
Kidpik Corp.
200 Park Avenue South, 3rd Floor
New York, New York 10003

      Re: Kidpik Corp.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted September 3, 2021
          CIK No. 0001861522

Dear Mr. Dabah:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 44

1.   Please revise the table to include debt as part of total capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

2.   We note your response to comment 5 and your revised disclosure. Please disclose the historical breakdown of your revenue by:
   - sales of subscription boxes, sales via Amazon, and sales via your website;
   - your product lines (e.g., girls' apparel, boys' apparel, and toddlers); and
   - repeat purchasers and new customers.

<u>Cash Flows, page 57</u>

3.   We reviewed your revisions made in response to comment 7. Please revise your disclosures here to include an analysis of the components of the audited statements of cash flows for the years ended January 2, 2021 and December 28, 2019.

     You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David M. Loev, Esq.